Altimar Acquisition Corporation
40 West 57th Street

New York, NY 10019

October 19, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Re:                             Altimar Acquisition Corporation
Registration Statement on Form S-1
Filed October 7, 2020
File No. 333-249368

Ladies and Gentlemen:

This letter sets forth responses of Altimar Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 16, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Form S-1 filed on October 16, 2020

Structural Flexibility, page 7

1.                                      Staff’s comment: We note your response to comment 1. Consistent with your response, please revise disclosure under this caption on pages 7 and 83 to clarify that the flexibility you describe refers to the Sponsor’s ability to transfer or forfeit founder shares, or to agree to vesting requirements in connection with an initial business combination. Please further clarify that any transfers or other actions taken with respect to the founder shares will only be on terms that are consistent with, and that will not require any waiver or amendment of, the restrictions and waivers set forth in the letter agreement or the conversion terms of the founder shares, all as described in the prospectus.

Response:  The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021 of Kirkland & Ellis LLP.

Sincerely,

/s/ Tom Wasserman
Tom Wasserman

Via E-mail:

cc:                                Christian O. Nagler
Jennifer L. Lee
Kirkland & Ellis LLP